CUSIP No. 65704T108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

North American Nickel Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65704T108

(CUSIP Number)

Greg Link, Director

Sentient Executive GP IV, Limited, General Partner

Of Sentient GP IV, L.P., General Partner of Sentient Global Resources Fund IV, L.P.,

Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South

P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands

345-946-0921

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Gregory A. Smith, Esq.

Quinn & Brooks LLP

P O Box 590

Larkspur CO  80118

303-298-8443

April 22, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 65704T108

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65704T108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient GP IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 45,441,618
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 45,441,618
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,441,618
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.24%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 65704T108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 45,441,618
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 45,441,618
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,441,618
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.24%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 65704T108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Executive GP IV, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 45,441,618
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 45,441,618
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,441,618
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.24%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 65704T108

Item 1.

Security and Issuer

This filing relates to the common stock, no par value (the “Common Stock”) of North American Nickel, Inc.  (“NAN” or the “Issuer”), a British Columbia corporation. The address of NAN’s principal office is 208-828 Harbourside Drive, North Vancouver, BC  BCV7P 3R9.

Item 2.

Identity and Background

(a) – (c) This Schedule is being filed jointly by: (i) Sentient Global Resources Fund IV, L.P. (“Fund IV”); (vi) Sentient GP IV, L.P. (“GP IV”) and (ii) Sentient Executive GP IV, Limited (“ Sentient Executive IV”) (the foregoing are collectively referred to herein as the “Reporting Persons”).   Sentient Executive IV is the general partner of the general partner of Fund IV and makes the investment decisions for those entities.

Fund IV is a Cayman Islands limited partnership. The sole general partner is Sentient GP IV which is a Cayman Islands limited partnership.  The sole general partner of GP IV is Sentient Executive IV which is a Cayman Islands exempted company. The principal business of Fund IV is making investments in public and private companies engaged in mining and other natural resources activities. The principal business of GP IV is performing the functions of and serving as the sole general partner of Fund IV, and other similar funds and the principal business of Sentient Executive IV is performing the functions of and serving as the sole general partner of GP IV. Investment decisions related to investments of Fund IV are made by Sentient Executive IV with the approval of GP IV.

The principal offices of each of the Reporting Persons is: Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South, P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands.

(d)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting persons, none of the Schedule A Persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The citizenship of the Schedule A Persons who are natural persons is set forth on Schedule A and incorporated herein by this reference.

CUSIP No. 65704T108

Item 3.

Source and Amount of Funds or Other Consideration

The funds used by Fund IV to purchase the Units of NAN are funds held by it for investment.

Item 4.

Purpose of Transaction

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

The Reporting Persons have acquired the following securities of the Issuer:

1.

Effective May 22, 2012,  the Reporting Persons acquired 20,000,000 units (the “2012 Units”) of the Issuer’s securities at a price of C$0.17 per 2012 Unit. Each 2012 Unit consisted of (i) one share of common stock and (ii) one-half common stock purchase warrant (the “2012 Warrant”).  Each full 2012 Warrant is exercisable until May 22, 2014 to purchase an additional share of common stock at an exercise price of C$0.21 per share.

2.

Effective April 22, 2013,  the Reporting Persons subscribed to purchase an aggregate of 16,522,399 units (the “2013 Units”)  at a price of C$0.17 per 2013 Unit. Each 2013 Unit consisted of (i) one share of common stock and (ii) one-half common stock purchase warrant (the “2013 Warrant”). Each full 2013 Warrant is exercisable until April 22, 2015 to purchase an additional share of common stock at an exercise price of C$0.21 per share. The Reporting Persons only consummated the purchase of 10,294,412 2013 Units on April 22, 2013 and have not yet closed on the balance due to applicable legal restrictions imposed by Canadian securities regulations.  The Reporting Persons intend to consummate the balance of the subscription by purchasing the remaining 6,227,987 2013 Units at such time as the remaining subscription has been approved by an affirmative vote of the Issuer’s disinterested shareholders, which is expected to occur on June 13, 2013.

The Reporting Persons reserve the right to acquire beneficial ownership or control over additional securities of the Issuer.

The following table shows the number of shares of the Issuer’s common stock owned prior to and after the purchase pursuant to the foregoing as well as the purchase price paid by Fund IV and the percentage ownership of Fund IV.

	Number of Units Purchased May 22, 2012	Number of Units Purchased April 22, 2013	Aggregate Price (in C $) of Units* purchased May 22, 2012 and April 22, 2013	Total ownership as a % of outstanding shares
Fund IV	20,000,000	10,294,412	C$5,150,050	37.24%

CUSIP No. 65704T108

*   Each Unit consists of one share of common stock plus one warrant to purchase one-half share of common stock.

The percentage of outstanding shares is based upon the Issuer having a total of 106,885,754 shares issued and outstanding after the offering.

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

None.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

None.

(d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

None.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

None.

(f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.

None.

(g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

None.

(h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

None.

CUSIP No. 65704T108

(i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

None.

(j) Any action similar to any of those enumerated above.

None.

Item 5.

Interest in Securities of the Issuer

(a)

Fund IV owns 30,294,412 shares of the Issuer’s common stock and warrants to acquire an additional 15,147,206 shares of the Issuer’s common stock, representing 37.24% of the Issuer’s total issued and outstanding shares on a partially diluted basis, taking into account the full exercise of the warrants held by Fund IV only.  In addition, the Reporting Persons have the subscription rights described in Item 4(a)(2) above.

(b)

The Reporting Person exercises the sole voting and investment power with respect to the securities owned by Fund IV except as noted herein.

(c)

During the past 60 days, the Reporting Person has not engaged in any transactions in the class of securities reported except as noted herein.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except for the Exhibits filed herewith

CUSIP No. 65704T108

Item 7.

Material to be Filed as Exhibits

The following additional exhibits are filed herewith:

(A)

2012 Warrant.

(B)

2013 Warrant

(C)

2012 Unit Subscription Agreement

(D)

2013 Unit Subscription Agreement

(E)

Filing Agreement dated May 3, 2013

CUSIP No. 65704T108

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

. Sentient Global Resources Fund IV, L.P. By: Sentient GP IV, L.P., General Partner By: Sentient Executive GP IV, Limited, General Partner By: _/s/ Greg Link Greg Link, Director Date: May 3, 2013 ,
Sentient GP IV, L.P. By: _/s/ Greg Link Greg Link, Director Date: May 3, 2013 Sentient Executive GP IV, Limited By: _/s/ Greg Link Greg Link, Director Date: May 3, 2013

CUSIP No. 65704T108

SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of Sentient Executive GP IV, Limited are as follows. Sentient Executive GP IV, Limited has no  executive officers.

Name	Title	Citizenship	Principal Occupation	Business Address

Peter Cassidy	Director	Australia	Investment Manager	Level 44, Grosvenor Place 225 George Street Sydney NSW 2000 Australia

Greg Link	Director	New Zealand	Investment Manager	Landmark Square 1st Floor, 64 Earth Close West Bay Beach South P.O. Box 10795 George Town, Grand Cayman KY1-1007 Cayman Islands

Peter Weidmann	Director	Germany	Investor Relations Manager	Schellingstrasse 76 80799 Munich Germany